
October 31, 2011

<u>Via E-mail</u>
Mr. Christopher J. Ryan
Chief Executive Officer
Lakeland Industries, Inc.
701 Koehler Ave., Suite 7
Ronkonkoma, New York 11779

      RE: **Lakeland Industries, Inc.**
               Form 10-K for the fiscal year ended January 31, 2011
               Filed April 7, 2011
               Form 10-Q for the Quarterly Period Ended April 30, 2011
               Filed June 8, 2011
               Form 10-Q for the Quarterly Period Ended July 31, 2011
               Filed September 8, 2011
               File No. 000-15535

Dear Mr. Ryan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2011

Item 5. Market for the Registrant's Common Equity . . ., page 27

1. Please reconcile your disclosure in the table on page 28, page 52 and the tables on page 27 of your definitive proxy statement.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 39

2. We note that you elected to provide Schedule II – Valuation and Qualifying Accounts for fiscal 2011 and 2010 on page 64. We further note that the audit report on page 39 only refers to the information for 2011. In future filings if you include the Schedule II information, please ensure that the information complies with Rule 5-04 of Regulation S-X, including Rule 5-04(c) which requires the schedules to be examined by an independent accountant if the related financial statements are also examined.

Consolidated Statements of Cash Flows, page 43

3. We note that you have foreign currency transactions and foreign operations. Please tell us how you applied ASC 830-230-45-1 in determining your statements of cash flows. Tell us why you did not report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to Example 1 in ASC 830-230-55-1.

Note 1. Business and Significant Accounting Policies

Revenue Recognition, page 44

4. We note from page 33 that you reversed prior rebate accruals in the fourth quarter of fiscal 2011 due to many customers not meeting their year-end targets for the rebates. Please summarize your rebate policy and your related accounting policies. Discuss how you use estimation in determining the amount to accrue each period. Please tell us the amount you accrued for rebates in each quarter of fiscal 2010 and 2011 and the amount of any reversals in each quarter.

Goodwill and Intangible Assets, page 45

5. Please show us the changes in the carrying amount of goodwill during fiscal 2011, showing separately the gross amount and accumulated impairment losses at the beginning of the period, additional goodwill recognized during the period, adjustments resulting from the subsequent recognition of deferred tax assets during the period, impairment losses recognized during the period, net exchange differences arising during the period, any other changes in the carrying amounts during the period, and the gross amount and accumulated impairment losses at the end of the period. Tell us how you considered the disclosure requirements of ASC 350-20-50-1.

6. We note your segment disclosures in Note 14. Please also provide the above information about goodwill in total and for each reportable segment and any significant changes in the allocation of goodwill by reportable segment. Tell us how you considered the disclosure requirements of ASC 350-20-50-1.

7. On page 45 you disclose that you recorded goodwill of $0.9 million in fiscal 2005 related to your Mifflin Valley acquisition and $4.2 million in fiscal 2008 related to your Qualytextil acquisition. You further disclose that you determined that there was no impairment of this goodwill as of January 31, 2011. Please tell us how you applied ASC 350-20-35-1 and ASC 350-20-35-33 through 35-44 in testing your goodwill at your reporting unit level. Please show us your operating segment and reporting unit structure.

8. You disclose that you measure any potential impairment based on market quotes, if available, or on projected discounted cash flows. Please tell us how you determined the fair value of your reporting units in performing the first step of your impairment testing for fiscal 2011 and the results of those tests. Refer to ASC 350-20-35-22 through 35-24.

9. Further, you disclose here and on page 31 that for your goodwill impairment evaluation for Qualytextil that you obtained your evaluation from a professional appraisal firm. On page 51 you also refer to the appraised value of the trademarks, trade names and customer lists of Qualytextil. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Impairment of Long-Lived Assets, page 46

10. You disclose that you consider the carrying value of long-lived assets that are
held and used to be impaired when total projected undiscounted cash flows from
the asset *are separately identifiable* and are less than its carrying value. Please
explain how you determine whether total projected undiscounted cash flows from
the asset are separately identifiable and how you applied ASC 360-10-35,
including ASC 360-10-35-23, in your accounting.

Allowance for Doubtful Accounts, page 46

11. You disclose that you establish allowances for accounts receivable that *may not
be* collectible based on accounts that you determine are *doubtful* of collection.
Please tell us how you apply this policy in determining your reserve and how you
considered ASC 310-10-35-8 which requires recognition of a loss when
information available before the financial statements are issued or are available to
be issued indicates that it is *probable* that an asset has been impaired at the date of
the financial statements and the amount of the loss can be *reasonably estimated*.

Foreign Operations and Foreign Currency Translation, page 48

12. Please tell us the functional currency for your Brazilian, UK, new trading
companies in China, Canadian Real Estate and Russian subsidiaries. Please tell
us why you did not disclose this information. Explain why you did not include
Russia in the list of subsidiaries which do not have the U.S. dollar as the
functional currency. We note that you include Russia in your translation
adjustments on page 42.

Note 7. Stockholders' Equity and Stock Options, page 52

13. Please tell us the nature and terms of your share-based payment arrangements that
existed during 2010 and 2011. We note your reference to a stock purchase match
program and a bonus in stock program in the third paragraph of this note. Discuss
how you considered the disclosure requirements of ASC 718-10-50-1 and 50-2.

14. With respect to your 2006 Equity Incentive Plan and 2009 Equity Incentive Plan,
please tell us how you considered the disclosure requirements of ASC 718-10-50-
2(c)(2).

Note 10. VAT Tax Issue in Brazil, page 56

15. Please provide us with further information about the nature of the claims and your accounting for the related amounts in the financial statements. Please explain further your *future accounting* for funds and the related accounting treatment as discussed on page 57. Include a discussion of the amount of and how you are accounting for the 2004-2006, 2007-2008, and 2009 claims.

Note 12. Commitments and Contingencies

Litigation, page 61

16. Please tell us your accounting policy for accounting for loss contingencies. Refer to ASC 450-20.

Note 14. Manufacturing Segment Data, page 62

17. Please summarize the content of the information you provide to your chief operating decision maker. Tell us the factors the company used to identify the reportable segments presented in Note 14. It appears from your discussion in MD&A that you track revenues and gross margin by both geographic location and major products. Please discuss whether the chief operating decision maker uses more than one measure of a segment's profit or loss and more than one measure of a segment's assets. Refer to ASC 280-10-50-28.

18. Please tell us how you considered the disclosure requirements of ASC 280-10-50-22, including the requirement to disclose revenues from external customers and revenues from transactions with other operating segments for each reportable segment.

19. We note from page 4 through 5 that the company has 6 major product categories as follows: limited use/disposable protective clothing, high-end chemical protective suits, fire fighting and heat protective apparel, reusable woven garments, high visibility clothing and gloves and sleeves. Please tell us how you considered the disclosure requirements of ASC 280-10-50-40 related to reporting the revenues from your external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

20. We note the disclosure provided here and on page 45. Please tell us how you considered the disclosures required by ASC 280-10-50-41 related to reporting revenues and long-lived assets separately for the United States, individual foreign countries where material, and other foreign countries, including the basis for attributing revenues from external customers to individual countries. Please also note the guidance in ASC 280-10-55-23.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 64

21. We note your disclosure regarding your officers' conclusions about the effectiveness of the company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, in future filings when you do, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition in future filings. This comment also applies to your April 30, 2011 and July 31, 2011 Forms 10-Q.

Item 11. Executive Compensation, page 67

22. Please reconcile your disclosures on pages 8 and 29 of your definitive proxy statement regarding the maximum number of shares that Messrs. Bachelder and Smith may obtain. Please also reconcile your disclosures in notes 3 and 7 on page 19 and page 21 of your definitive proxy statement regarding whether Mr. Ryan received a bonus for the 2009 fiscal year.

Item 15. Exhibits . . ., page 68

23. Please file as exhibits the incentive plans mentioned on page 52.

Exhibit 23.1 Consent of Warren, Averett, Kimbrough & Marino LLC

24. We do not see where you filed Exhibit 23.1. Please amend to include any required consent from your independent registered public accounting firm or otherwise remove the reference to the exhibit.

Form 10-Q for the Quarterly Period Ended July 31, 2011

Item 1. Financial Statements

Note 12. Derivative Instruments and Foreign Currency Exposure, page 14

25. Please tell us where you reported the net gain or loss on your fair value hedges in the consolidated statements of operations. Please tell us how you considered the disclosure requirements of ASC 815-10-50-1 through 50-4. Please refer to the examples in ASC 815-10-55-181 and 55-182.

26. With respect to your cash flow hedges, please give us a description of the transactions or other events that will result in the reclassification into earnings of the losses that are reported in accumulated other comprehensive income, the estimated net amount of those losses that you expect to reclassify into earnings within the next 12 months, and the maximum length of time over which the company is hedging its exposure to the variability in future cash flows for forecasted transactions. Please tell us how you considered the disclosure requirements of ASC 813-30-50-1.

27. Please also tell us the beginning and ending accumulated derivative instrument gain or loss, the related net change associated with current period hedging transactions, and the net amount of any reclassification into earnings. Please tell us how you considered the disclosure requirements of ASC 813-30-50-2.

28. Please tell us how you considered the disclosure requirements of ASC 825-10-50 related to fair value.

29. Please explain to us how you use the forward contracts as fair value hedges. We note your disclosure that the contracts are timed to expire on the last day of each fiscal quarter with a new contract purchased on the first day of the following quarter. Please explain the reasons for this policy. By way of example, please explain your fair value hedges utilized in the second quarter for which you disclose a total notional amount of $3.6 million.

Note 14. Termination of License Agreement with DuPont, page 17

30. Please tell us how you expect the termination of the DuPont Wholesaler agreement to impact the company. We note from the disclosures in your January 31, 2011 Form 10-K that your largest supplier is DuPont and you have trademark licenses with DuPont. We also note the discussion on page 18 therein regarding the risks related to your business due to your ability to purchase DuPont's finished goods or other raw materials at competitive prices. Please also discuss

how you considered whether the termination of the agreement may trigger the impairment of any assets.

31. In that regard, please explain why you disclosed in your Form 8-K dated July 15, 2011 that the company does not expect the termination of its licensing relationship with DuPont to have a significant impact on the company's earnings in fiscal 2012 and 2013, especially given the risk factors highlighted on page 18 of your January 31, 2011 Form 10-K.

Note 15. Brazil Management and Share Purchase Agreement, page 18

32. Please tell us whether you have made any accruals pursuant to this matter. Explain how you are accounting for the related legal fees. Please also tell us whether there is at least a reasonable possibility that the company may have incurred a loss or an additional loss and an accrual was not made for the loss contingency and an exposure to a loss exists in excess of the amount accrued. Refer to ASC 450-20-50.

Item 4. Controls and Procedures, page 24

33. Please tell us why you refer to the 'reasons discussed below' (which appears to refer to management's separate evaluation of the effectiveness of internal control over financial reporting) in management's assessment of the effectiveness of disclosure controls and procedures.

34. We note your disclosure that the company concluded that your disclosure controls and procedures *and your internal control over financial reporting* were effective as of the end of the period covered by this report. Please note that while Rule 13a-15(b) requires you to evaluate the effectiveness of your *disclosure controls and procedures* as of the end of each fiscal quarter, Rule 13a-15(c) requires you to evaluate the effectiveness of your internal control over financial reporting *as of the end of each fiscal year* and, therefore, the disclosures made pursuant to Item 308 of Regulation S-K would only be required in your annual reports on Form 10-K. Please tell us whether you performed an assessment of your internal controls as of July 31, 2011.

Form 10-Q for the Quarterly Period Ended April 30, 2011

Item 4. Controls and Procedures, page 24

35. Please tell us why you refer to a material weakness over your China operations in the last sentence of the first paragraph. We noted no discussion of a material weakness in your January 31, 2011 Form 10-K. Please describe to us the nature and timing of the material weakness and how and when the material weakness was resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding comments on the financial statements. Please contact Ruairi Regan at (202) 551-3669 or Geoffrey Kruczek at (202 551-3641) if you have questions on any other comments. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant